UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Nexxen International Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, Par Value NIS 0.02 Per Share
(Title of Class of Securities)

M8T80P204
(CUSIP Number of Class of Securities)

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, California 94065
(425) 279-1222

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

James J. Masetti, Esq.
Christina F. Pearson, Esq.
Laura McDaniels, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Cancel Eligible Options for Cash (the “Offer to Cancel”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Nexxen International Ltd., a company organized under the laws of Israel (the “Company”), is the issuer of the securities subject to the Offer to Cancel. The Company’s principal executive offices are located at 82 Yigal Alon Street, Tel Aviv, 6789124, Israel. and the telephone number of its principal executive offices is +972-3-545-3900.  The information set forth in Section 16 (“Information about Nexxen”) of the Offering Memorandum contained in the Offer to Cancel (the “Offering Memorandum”) is incorporated herein by reference

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain non-executive officer employee optionholders (“Eligible Participants”), subject to specified conditions, to purchase some or all of their eligible outstanding options to purchase ordinary shares, par value NIS 0.02 per share (“Ordinary Shares”), for cash (the “Offer”). Members of the Company’s board of directors and the Company’s executive officers are not eligible to participate in this offer.

An outstanding option is eligible to be tendered (an “Eligible Option”) if it is held by an Eligible Participant, was granted under the Company’s Global Share Incentive Plan (2011) and our 2017 Equity Incentive Plan (the “Equity Plans”) and has an exercise price per share equal to either $14.44 or $21.52. As of April 21, 2025, there were Eligible Options to purchase 845,691  Ordinary Shares outstanding.

The information set forth in the Offer to Cancel under the caption “Summary Term Sheet”, and in Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Valuation of Eligible Options; Amount of the Payment for Eligible Options”) and Section 8 (“Price Range of Ordinary Shares”) of the Offering Memorandum are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under “Section 8 (“Price Range of Ordinary Shares”) of the Offering Memorandum is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

Nexxen International Ltd.
82 Yigal Alon Street
Tel Aviv, 6789124, Israel

The executive officers and directors of the Company are set forth below:

Executive Officers	Title
Ofer Drucker	Chief Executive Officer and Director
Sagi Niri	Chief Financial Officer
Yaniv Carmi	Chief Operating Officer

Directors
Christopher Stibbs	Non-Executive Chairperson
Norm Johnston	Non-Executive Director
Neil Jones	Senior Non-Executive Director
Joanna Parnell	Non-Executive Director
Lisa Klinger	Non-Executive Director
Daniel Kerstein	Non-Executive Director
Rhys Summerton	Non-Executive Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth under the caption “Summary Term Sheet” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Participants; Number of Options; Offer Termination Date”), Section 3 (“Valuation of Eligible Options; Amount of the Payment for Eligible Options”), Section 4 (“Procedures for Tendering Your Eligible Options”), Section 5 (“Withdrawal Rights; Change in Election”), Section 6 (“Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment”), Section 7 (“Conditions of the Offer”), Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Participants Located Outside of the United States”), Section 14 (“Extension of Offer; Termination; Amendment”) and Section 16 (“Information About Nexxen”), are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) of the Offering Memorandum is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Offer”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 2 (“Purpose of the Offer”), Section 6 (“Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment”) and Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Offer”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 10 (“Source of Funds; Accounting Consequences of the Offer; Status of Options Tendered Pursuant to the Offer”) and Section 15 (“Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 7 (“Conditions of this Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth under Section 16 (“Information About Nexxen”) and Section 17 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth under Section 9 (“Interests of Directors and Officers; Transactions and Arrangements Involving Options”) of the Offering Memorandum is incorporated herein by reference.
(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Cancel Eligible Options for Cash, dated May 1, 2025

(a)(1)(B)	Form of communication to employees from Chief Executive Officer

(a)(1)(C)	Form of Announcement Email

(a)(1)(D)	Election Terms and Conditions

(a)(1)(E)	Form of Reminder Email

(a)(1)(F)	Employee Presentation

(b)	Not applicable

(d)(1)
Nexxen International Ltd. Global Share Incentive Plan (2011), as amended (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form F-20 (File No. 001-40504), filed with the SEC on March 5, 2025)

(d)(2)
Nexxen International Ltd. 2017 Equity Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.3 to the Registrant’s Annual Report on Form F-20 (File No. 001-40504), filed with the SEC on March 5, 2025)

(d)(3)	Form of Option Agreement under the Nexxen International Ltd. Global Share Incentive Plan (2011)

(d)(4)	Form of Option Agreement under the Nexxen International Ltd. 2017 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nexxen International Ltd.

Date: May 1, 2025	By:	/s/ Amy Rothstein
Chief Legal Officer